April 30, 2012

Lookin' Good - Feelin' Good

Dear Shareholders,"
The reference to the line "Lookin' Good - Feelin' Good" is from the classic movie Trading Places starring Eddie Murphy and Dan Aykroyd, but I think the quotable line goes a long way to describe our good start to 2012. With one third of the year under our belts, the stock Growth & Income Fund is still up a bit over 20% with the S&P 500 index up 12.1%. As I commented in our last letter, the good start to the year does not prevent us from additional appreciation for the remaining months in 2012. All the reasons we liked the stock market at the start of the year are still very valid. We still see stocks as being undervalued in both absolute terms and relative to other investment alternatives.

The first quarter earnings reports from corporate America have, on balance, been good. The earnings reports are a testimonial to how well corporations have adapted to the "new world order." Additionally, we have seen significant dividend increases by some of our largest corporations. Combined, higher earnings and higher dividends are the foundation for higher stock prices.

Interest Rates/ Income Fund/ Mortgage Rates

Interest rates and bond prices have traded in a narrow range this last month. The Elite Income Fund is up 1.1% lagging the Lipper
Short-Term bond index up 1.65%.

A frequently asked question from clients is, "What is our outlook for mortgage rates?" The question is usually asked in the context of what to do with their own mortgage. It is our belief that the current low rates will stay here for at least one more year. So, if you are looking to refinance, buy a home, or fix a floating rate mortgage, you have a little more time to capture these low rates, but not a lot more time.

Something to Think About

"A penny saved" is more than a penny earned because it is tax free.


Warm Regards,

Dick McCormick

NAV Value as of 4/30/12

Elite Income Fund: $10.41

Growth & Income: $16.18